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Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000

August 9, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-4561

Attn:	John Zitko
Staff Attorney
RE:	Duff & Phelps Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed on July 26, 2007 File No. 333-143205

Dear Mr. Zitko:

        On behalf of our client, Duff & Phelps Corporation (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 2, 2007 (the "Comment Letter") with respect to the registration statement on Form S-1 filed by the Company with the Commission on May 23, 2007 (File No. 333-143205) (the "Registration Statement") as amended by Amendment No. 1 to the Registration Statement ("Amendment No. 1") filed by the Company with the Commission on June 29, 2007, and Amendment No. 2 to the Registration Statement ("Amendment No. 2") filed by the Company with the Commission on July 26, 2007.

        Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement ("Amendment No. 3").

        The Company has responded to all of the Staff's comments. The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.

Our Structure, page 24
Recapitalization Transactions, page 24

1.
We note your responses to our prior comment 2. Please include such response as disclosure within your prospectus.

        The disclosure on page 25 of the prospectus has been revised, as per the Staff's comment.

Equity-Based Compensation, page 44

2.
We note your response to prior comment 6. It is not clear why the liquidation preference alone would account for a weighted-average fair value that is substantially higher than the D, E, and G units. Please provide us with the analysis you used to determine the aggregate value per unit class as of Much 31, 2007, as presented in Exhibit A to your response letter.

        Attached, as Exhibit A hereto, please find a report that describes the methodology and analysis used to establish the aggregate value per class of unit as of March 31, 2007. In particular, please note page 28 of the report, which summarizes the aggregate value per class of unit based on aggregate value and number of units outstanding.

3.
It is not clear from the disclosure in Note 13 beginning on page F-20, that the liquidation preferences of the Class C units entitle the holders to a preference upon liquidation, while the D, E, and G units represent only profits interest. Please revise this disclosure to clarify all of the pertinent rights and privileges of the outstanding equity units.

        The disclosure on pages F-21 and F-58 has been revised, as per the Staff's comment.

4.
We note your response to prior comment 7. Please revise your disclosure to describe each significant factor contributing to the increase in enterprise value used to calculate equity-based compensation for 2006 and subsequent interim periods, and the enterprise value based on the preliminary IPO price. as presented in Exhibit A of your letter. We may have additional comments when you disclose the anticipated offering price in the document.

        The disclosure on pages 45, 46, F-26, F-27, and F-64 has been revised, as per the Staff's comment.

5.
We refer to the table presented at the bottom of page 45. Please tell us why you have determined the equity- based compensation per unit using a weighted average.

        The Company acknowledges the Staff's comment and believes that it is appropriate to change the heading of the column currently named "Weighted-Average Fair Value per Unit" to "Fair Value per Unit," and the disclosure on page 47 of the prospectus has been revised accordingly. As a result of the adoption of liability accounting with respect to equity-based compensation, the value of all units granted are marked-to-market based on the value at such reporting period, and expense recognized during the period is based on such fair market value. Therefore, a weighted-average characterization does not apply, as fair value per unit and the weighted-average fair value are equivalent.

Duff & Phelps Acquisitions, LLC and. Subsidiaries
Financial Statements
Balance Sheet as of March 31, 2007, page F-2

6.
Please refer to paragraph 18 of SFAS No. 129, and disclose on the face of the balance sheet, the amount of liquidation preference for each class of units presented. Please make the corresponding change throughout the document.

        The disclosure on pages F-2 and F-32 of the prospectus has been revised, as per the Staff's comment. Please note that the only classes of units with a liquidation preference are the Class A, B, C and F units.

7.
We note your response to prior comment 16. Please revise the pro forma balance sheet on page 36 to present separate columns for the reorganization and offering adjustments. Please include a preliminary subtotal after the column for the reorganization adjustments. The redemptions of existing unit holders of D&P Acquisitions should be included in the column for the reorganizations adjustments to show the reduction in equity resulting from the redemption of the units.

        As per the Staff's comment, the disclosure on page 37 of the prospectus has been revised to reflect the impact of the Reorganization and subsequent redemptions on the balance sheet of D&P Acquisitions, without giving effect to any proceeds to D&P Acquisitions from Duff & Phelps Corporation in excess of the amounts required to make such redemptions. We have included in that presentation only those proceeds of the offering which will be contributed to D&P Acquisitions in order to effect the redemptions as it is the receipt of such contribution that will enable D&P Acquisitions to effect the redemptions.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-35
(e) Revenue Recognition, page: F-36

8.
We note your response to prior comment 18. Please expand your revenue recognition policy to describe why you believe that the input-based methodology achieves the most reliable measure of revenue earned from your valuation services and describe the factors you rely upon as presented in your response.

        The disclosure on pages 64, 65, F-8, F-9, F-38 and F-39 of the prospectus has been revised, as per the Staff's comment.

Compensation Discussion & Analysis, page 84
Executive Compensation Components, page 87
Annual Bonus, page 87

9.
We note your response to our prior comment 13. Please add the clarification represented in the four numbered items as disclosure in this section.

        The disclosure on page 91 of the prospectus has been revised, as per the Staff's comment.

*        *        *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,
/s/ JOSHUA RATNER, ESQ. Joshua Ratner, Esq.
cc:
Edward S. Forman, Esq.
David J. Goldschmidt, Esq.
Michael Kaplan, Esq.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

Exhibit A

[***Redacted***]

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